

TSX: NGD   NYSE American: NGD

Glass Lewis Recommends New Gold Shareholders Vote "FOR" the Plan of Arrangement with Coeur Mining

Coeur Mining Shareholders Also Separately Receive "FOR" Recommendations on All Proposals

January 19, 2026 – New Gold Inc. ("New Gold" or the "Company") (TSX and NYSE American: NGD) is pleased to announce that leading independent proxy advisory firm Glass, Lewis & Co. LLC ("Glass Lewis") has recommended that New Gold shareholders vote "FOR" the previously announced plan of arrangement under the *Business Corporations Act* (British Columbia), pursuant to which a wholly-owned subsidiary of Coeur Mining, Inc. ("Coeur") (NYSE: CDE) will acquire all of the issued and outstanding common shares of New Gold (the "Transaction"), to be approved at the upcoming Special Meeting of New Gold shareholders to be held on Tuesday, January 27, 2026 at 11:00 a.m. (Eastern Time) (the "Meeting"). This comes after the news release on January 13, 2026, where the Company announced that another leading independent proxy advisory firm, Institutional Shareholder Services Inc., issued a **"FOR"** vote recommendation on the Transaction.

Under the terms of the Transaction, New Gold shareholders will receive 0.4959 shares of Coeur common stock for each New Gold common share held. Immediately following completion of the Transaction, existing shareholders of Coeur and New Gold will own approximately 62% and 38% of the combined company, respectively.

In its assessment of the Transaction, Glass Lewis stated**:** *"Strategically, the transaction is based on sound rationale. The transaction combines two precious metals mining companies to create a larger entity with increased production, market capitalization, and significant combined EBITDA and cash flow. The parties expect the strong cash flow profile will allow the combined company to reinvest in a wide range of organic growth opportunities, while the enhanced scale is expected to provide investors with significantly enhanced daily trading liquidity and the potential for inclusion in key major U.S. indexes. For New Gold shareholders, the transaction provides what the Company considers a significant market premium of approximately 16%, and exposure to Coeur's portfolio of mines with substantial equity participation in the combined company."*

Glass Lewis has also recommended that Coeur Mining shareholders vote "**FOR**" both Coeur proposals related to the Transaction in connection with their separate stockholder meeting on January 27, 2026.

New Gold Shareholders are Reminded to Vote in Advance of the Deadline on Friday, January 23, 2026 at 11:00 a.m. (Eastern Time).

Meeting and Voting Details

As previously announced, the Meeting will be held on January 27, 2026 at 11:00 a.m. (Eastern Time) to seek approval of the Transaction, the details of which are set forth in the management information circular (the "Circular") and related Meeting materials filed on December 22, 2025. The Meeting will be held in person at the offices of Davies Ward Phillips & Vineberg LLP at 155 Wellington Street West, Suite 4000, Toronto, Ontario M5V 3J7 and virtually via live webcast at https://meetings.lumiconnect.com/400-332-821-927, password "newgold2026" (case sensitive) at 11:00 a.m. (Eastern Time) on January 27, 2026.

New Gold shareholders eligible to vote at the Meeting will have received a copy of the Circular, accompanied by a form of proxy or voting instruction form. The Circular and related Meeting materials can also be accessed online at www.VoteNewGold.com and under New Gold's issuer profiles on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov. If you were a shareholder of record on December 17, 2025, you are eligible to vote today.

Act now to ensure your vote is counted. Shareholders are encouraged to submit their votes well in advance of the voting deadline at 11:00 a.m. (Eastern Time) on Friday, January 23, 2026.


Shareholder Questions and Assistance with Voting

If you have any questions or require more information on how to vote, please contact New Gold's strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors:

- **Call**: 1-866-581-1477 (toll-free in North America)
- **Call**: 1-437-561-5022 (text and call enabled outside of North America)
- **Email**: contactus@kingsdaleadvisors.com

To obtain current information about voting your New Gold shares and the Transaction, please visit www.VoteNewGold.com.

About New Gold
New Gold is a Canadian-focused intermediate mining Company with a portfolio of two core producing assets in Canada, the New Afton copper-gold mine and the Rainy River gold mine. New Gold's vision is to be the most valued intermediate gold and copper producer through profitable and responsible mining for our shareholders and stakeholders. For further information on the Company, visit **www.newgold.com**.

For further information, please contact:

Ankit Shah	**Brandon Throop**
Executive Vice President and Chief Strategy Officer	Director, Investor Relations
Direct: +1 (416) 324-6027	Direct: +1 (647) 264-5027
Email: ankit.shah@newgold.com	Email: brandon.throop@newgold.com

Forward-Looking Statements and Cautionary Statements
Certain statements in this press release concerning the proposed Transaction, including any statements regarding the expected timetable, the results, effects, benefits and synergies of the Transaction, future opportunities for the combined company, future financial performance and condition, guidance and any other statements regarding New Gold's future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are "forward-looking" statements based on assumptions currently believed to be valid. Forward-looking statements are all statements other than statements of historical facts. The words "anticipate," "believe," "ensure," "expect," "if," "intend," "estimate," "probable," "project," "forecasts," "predict," "outlook," "aim," "will," "could," "should," "would," "potential," "may," "might," "likely," "plan," "positioned," "strategy," and similar expressions or other words of similar meaning, and the negatives thereof, are intended to identify forward-looking statements. Specific forward-looking statements include, but are not limited to, statements regarding New Gold's plans and expectations with respect to the proposed Transaction; the timing of various steps to be completed in connection with the Transaction, including the anticipated dates for the holding of the Meeting; the solicitation of proxies by New Gold and Kingsdale Advisors; and other statements that are not historical facts. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the United States *Securities Act of 1933*, Section 21E of the United States *Securities Exchange Act of 1934*, the United States *Private Securities Litigation Reform Act of 1995* and applicable Canadian securities laws.

These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those anticipated, including, but not limited to, the possibility that New Gold shareholders may not approve the Transaction; the possibility that Coeur may not obtain required stockholder approvals; the risk that any other condition to closing of the Transaction may not be satisfied; the risk that the closing of the Transaction might be delayed or not occur at all; the risk that the Transaction could be terminated by the parties in certain circumstances, including those in which New Gold would be required to pay a termination fee to Coeur; potential adverse reactions or changes to business or employee relationships of New Gold, including those resulting from the announcement or completion of the Transaction; the diversion of management time on Transaction-related issues; the ultimate timing, outcome and results of integrating the operations of New Gold and Coeur; the effects of the business combination of New Gold and Coeur, including the combined company's future financial condition, results of operations, strategy and plans; the ability of the combined company to realize anticipated synergies in the timeframe expected or at all; changes in capital markets and the ability of the combined company to finance operations in the manner expected; the risk that New Gold or



Coeur may not receive the required stock exchange and regulatory approvals for the Transaction; the expected listing of shares on the New York Stock Exchange; the listing of Coeur common stock on the Toronto Stock Exchange; the risk of any litigation relating to the proposed Transaction; the risk of changes in governmental regulations or enforcement practices; the effects of commodity prices; life of mine estimates; the timing and amount of estimated future production; the risks of mining activities; and that operating costs and business disruption may be greater than expected following the public announcement or consummation of the Transaction. Expectations regarding business outlook, including changes in revenue, pricing, capital expenditures, cash flow generation, strategies for the combined company's operations, gold and silver market conditions, legal, economic and regulatory conditions, and environmental matters are only forecasts regarding these matters, and are subject to risks, uncertainties and assumptions that may prove incorrect.

Additional factors that could cause actual results to differ materially from those described above can be found in the Circular under the heading "Risk Factors", including those incorporated by reference therein, New Gold's annual information form for the year ended December 31, 2024, which is on file with the SEC and on SEDAR+ and available from New Gold's website at www.newgold.com under the "Investors" tab and in other documents New Gold files with the SEC or on SEDAR+.

All forward-looking statements speak only as of the date they are made and are based on information available at that time. New Gold does not assume any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by applicable securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.